EntrepreneurShares Series Trust

175 Federal Street, Suite 875

Boston, MA 02110

October 22, 2021

The United States Securities and Exchange Commission

RE: Response to comments for the EntrepreneurShares Series Trust CIK No. 0001495922

Dear SEC Staff:

We appreciate the Staff’s review of the EntrepreneurShares Series Trust (the “Trust”). The review covered the Trust’s fund filings as of 06/30/2021, and the Staff provided their comments over the phone on September 22nd. The comments portrait to the ERShares Entrepreneurs ETF, ERShares NextGen Entrepreneurs ETF (collectively, the “ETF(s)”) and to the ERShares US Small Cap Fund, ERShares US Large Cap Fund, and ERShares Global Fund (collectively, the “Non-ETF(s)”).

Please see subsequent pages where the comments are addressed individually, and we set out the solutions that have already been implemented or are pending.

If you have any questions, please contact Joshua Hinderliter, Fund Counsel at (614)-469 3345, Mihai Prisacariu, Chief Compliance Officer at (617)-917 2605, or me at (617)-917 2603.

Sincerely,

/s/ Joel M. Shulman

Joel M. Shulman

President and Trustee

EXAMINATION RESPONSE

EntrepreneurShares Series Trust CIK No. 0001495922

All the comments are based on the Trust’s fund filings as of 06/30/2021.

1.	Comment: With respect to the Form N-CEN filing, Item C.19, pertaining to all funds. Please explain why this this item is disclosing 0. It is asking for the average net assets.

Response: The Registrant confirms that the response to Item C.19 was inadvertently omitted. The Trust’s average net assets for the period ended June 30, 2021 were $636,485,324.

2.	Comment: With respect to the Form N-CEN filing, Item C.2.a, pertaining to each ETF. Please explain why this item discloses 0 classes of shares are authorized.

Response: The Registrant confirms that the response to Item C.2.a. for the Fund should be “1” as it pertains to each ETF and will reflect that response in future Form N-CEN filings.

3.	Comment: With respect to the Form N-CEN filing, Item C.21, why was this item not addressed for two of the non-ETFs?

Response: The Registrant confirms that certain responses to Item C.21 were inadvertently omitted. The responses for each of ERShares US Small Cap Fund and ERShares Global Fund should reflect “No”. Additionally, the Registrant notes that Item C.21 does not appear in the N-CEN filing on EDGAR for the ERShares Entrepreneurs ETF and ERShares NextGen Entrepreneurs ETF each of which should also reflect a “No” response. The ERShares Large Cap Fund correctly reflects a “No” response on EDGAR.

4.	Comment: Regarding the ERShares US Small Cap Fund, the prospectus states that the fund will invest at least 80% of its assets in equity securities of small or mid capitalization companies. How does the name of the fund align with the 80% policy?

Response: The Registrant will clarify the Fund’s 80% investment policy during its next annual registration statement update, which will occur later this month, to remove reference to mid capitalization companies. The Registration further notes that, as of the Fund’s last annual shareholder report, the Fund’s portfolio was compliant with an 80% small cap investment policy both as defined by the Fund’s registration statement and within the capitalization range of the Russell 2000 Index, a widely used, broad-based small cap index.

5.	Comment: IMPAX made a 497 filing on June 29, 2017, to change the Fund’s principal investment strategy from an all-cap strategy to a small-cap strategy. Please explain if a 485(a) filing considered.

Response: The Registrant notes that it changed counsel since the date of the 497 filing in question and is unable to speculate whether a 485(a) filing was considered.

6.	Comment: The ETFs are identified as non-diversified – if each ETF has been operating as diversified for more than 3 years, please confirm that each ETF will receive shareholder approval prior to going back to non-diversified. The ETFs’ Form N-CEN filing, Item C.4, seems to indicate that these ETFs are diversified. In the annual report on page 3, there is a statement that reads,
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“[d]iversification does not guarantee a profit or assure against a loss”, why is this statement applicable?

Response: The Registrant confirms that each of the Funds are currently classified as “non-diversified” in their registration statement and the responses to Item C.4 should be “Yes”. The Registrant further confirms its understanding under Rule 13a-1 that notwithstanding a Fund’s designation as non-diversified, it may operate as a diversified fund for a period of less than three years without requiring shareholder approval to operate as non-diversified, and will obtain shareholder approval before changing its subclassification back to non-diversified if it exceeds three years’ operation as a diversified fund. The Registrant confirms that each ETF will operate in a non-diversified manner within the required three-year period. With respect to the statement in question on page 3 of the annual report, the Registrant notes that it is a general statement intended to provide shareholders with additional risk disclosure.

7.	Comment: Regarding the ETFs, confirm that the advisor is current with payments to service providers, given the ETFs have a unitary fee structure.

Response: The Registrant confirms that the advisor is current with payments to all service providers.

8.	Comment: In the ETFs’ annual report, note (5) Capital Share Transactions on page 24 discloses that investors purchasing and redeeming Creation Units may be charged transactions fees. Please confirm if these transaction fees are retained by the ETFs? If so, please disclosure the accounting policy for these fees and disclosure the dollar amount of any transaction fees retained by each ETF.

Response: The Registrant confirms that the transaction fees in question are charge and retained by the ETFs to offset transfer and other transactions costs associated with the issuance and redemption of Creation Units. The Registrant will disclosure the accounting policy for these fees and the dollar amount of any transaction fee retained in all future reports, as applicable.

9.	Comment: With respect to the Fair Value, Level 1-3 chart on page 22 of the ETF’s annual report, please consider if further disaggregation is appropriate for the ERShares NextGen Entrepreneurs ETF’s common stock holdings per FASBE ASC 820-10-50-1D.

Response: The Registrant believes that no further disaggregation is appropriate for the ERShares NextGen Entrepreneurs ETF’s common stock holdings.

10.	Comment: With respect to the ETFs’ website disclosure, please explain per Rule 6c-11(c)(1)(6), whether any disclosures were necessary in the ETFs’ annual report. For example, if there were any premium/discount greater than 2% for 7 consecutive days.

Response: The Registrant confirms that no additional disclosures were necessary in the ETFs’ annual report per Rule 6c-11(c)(1)(vi). The Registrant notes that premium/discount information for each ETF can be found on the ETFs’ website. The Registrant further confirms that, with respect to each ETF, there was no period where a premium or discount of great than 2% for 7 consecutive days occurred as of the ETFs’ latest annual report.

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11.	Comment: Securities lending generated a significant income to the non-ETFs. Why is securities lending not part of the principal investment strategy or addressed as a risk in the prospectus?

Response: The Registrant will include securities lending in each Fund’s principal investment strategy disclosure and corresponding risks in its next annual registration statement update.

12.	Comment: Regarding the Statement of Assets and Liabilities on page 21 of the non-ETFs’ annual report, if there are any open payables to trustees, please disclose those separately. – Reference, Regulation S-X, 604.12 and 603(l).

Response: As of June 30, 2021, the open payables for the trustees were $1,252, $1,688 and $1,716 for the Global Fund, Small Cap Fund and Large Cap Fund, respectively. The Registrant notes that these amounts were included in the “Accrued expenses and other liabilities” line on the Statement of Assets and Liabilities.  Going forward, the Registrant will break these out as a separate line item.

13.	Comment: In the related party transaction disclosures on page 34 of the non-ETFs’ annual report, disclose how often management fees are paid. With respect to sub-advisory fees, unless the Registrant has any order for fee disclosure relief, please disclosure the amount of the sub-advisory fees paid.

Response: The Registrant confirms that the management fee for each Fund is paid monthly. The Registrant will include such disclosure in future reports. With respect to the sub-advisory fees, the Registrant will include the fees in its next annual registration statement update and will also include the disclosure in future reports.

14.	Comment: With respect to the disclosure of the recapture provision on page 35 of the non-ETF’s annual report, it appears that the recapture language is described differently in the prospectus and annual report. The Staff notes it provided a similar comment in 2013 and an update was made in the annual report but not the prospectus, please ensure consistency.

Response: The Registrant will revise the disclosure in question within its registration statement to match the corresponding disclosure found in the annual report during its next annual registration statement update.

15.	Comment: Item 4(b) of Form N-CSR discloses $0 for audit-related fees paid during the two most recent fiscal years. However, the Staff notes that a paragraph is also included in this Item describing services for the fees. Please explain if this was inadvertently included.

Response: The Registrant confirms that the paragraph in question was inadvertently included in the report and will be removed from future reports, as applicable.

16.	Comment: Item 5 of Form N- CSR is marked as not applicable. However, it appears that this Item applies to the ETFs. Please explain.

Response: The Registrant notes that the following disclosure was inadvertently excluded:

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The Registrant has a separately designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act.  All of the Board’s independent Trustees, Charles Aggouras and George R. Berbeco, are members of the Audit Committee.

The Registrant will include this disclosure for Item 5 in future filings, as applicable.

17.	Comment: The Staff notes that the Registrant previously filed correspondence in response to Staff comments on February 27th, 2014, but notes that the response to Comment 2 in that filing has not addressed as indicated in the filing. Please explain.

Response: The Registrant will revise the disclosure in question during its next annual registration statement update.

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